Exhibit 99.4

POWER OF ATTORNEY

Shareholder’s number:

Number of shares:

I/We

Authorising person’s first name	Authorising person’s surname

Authorising person’s postcode	Authorising person’s town/city of residence

hereby authorise Mr./Ms./Mrs.

Proxy’s first name	Proxy’s surname

Proxy’s postcode	Proxy’s town/city of residence

to represent me/us at the virtual Annual General Meeting of VIA optronics AG on December 29, 2021 and to exercise my/our shareholder rights, especially my/our voting rights. The proxy includes the right to issue sub-proxies.

Place/date	Authorising person’s signature(s) or other closing of the declaration in accordance with Section 126b of the German Civil Code (BGB)

Notes:

-Please note that the representation of voting rights by a proxy is only possible if the respective shares are registered for the Annual General Meeting of VIA optronics AG no later than by December 22, 2021, 24:00 hours (CET).

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The issuance of a power of attorney must generally be made in text form (§ 126b of the German Civil Code – BGB). Exceptions may apply for the authorisation of credit institutions, shareholders’ associations or other persons or associations of individuals which, pursuant to section 135 (8) of the German Stock Corporation Act, are treated like a credit institution. We kindly ask the shareholders to coordinate with the respective proxy recipients the details, in particular with respect to the form of the authorisation.